EXHIBIT 3.1

SECRETARY’S CERTIFICATE

I, LISA KIM PAI, do hereby certify that I am the duly elected and acting Secretary of Center Financial Corporation, and that the following is a true and correct copy of a resolution amending the Bylaws of the Corporation adopted by the Board of Directors at a regular meeting held on the 10th day of December 2008:

BE IT HEREBY RESOLVED, that Article III, Section 3.2 of the Company’s Bylaws be, and hereby is, amended to read in full as follows:

“Section 3.2. NUMBER OF DIRECTORS. The authorized number of Directors shall be not less than six (6) nor more than eleven (11) unless changed by amendment of the Articles of Incorporation or by a Bylaw duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote. The exact number of directors shall be fixed, within the limits specified by this section, by a bylaw or amendment thereof or by a resolution duly adopted by a vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of the holders of a majority of the outstanding shares entitled to vote, or by a resolution duly adopted by the Board of Directors.

Subject to the foregoing provisions for changing the number of directors, the number of directors of this Corporation has been fixed at eight (8).

Notwithstanding anything in these bylaws to the contrary, for so long as the Corporation’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Designated Preferred Stock”) is outstanding: (i) whenever, at any time or times, dividends payable on the shares of Designated Preferred Stock have not been paid for an aggregate of six quarterly Dividend Periods (as defined in the Certificate of Determination for the Designated Preferred Stock) or more, whether or not consecutive, the authorized number of directors shall automatically be increased by two (but shall in no event be increased to a number of directors that is greater than the maximum number of directors set forth in Article III, Section 3.2 of these Bylaws); and (ii) this sentence may not be modified, amended or repealed by the Corporation’s board of directors (or any committee thereof) or without the affirmative vote and approval of (x) the stockholders and (y) the holders of at least a majority of the shares of Designated Preferred Stock outstanding at the time of such vote and approval.”

The foregoing resolution is presently in full force and effect and has not been revoked, modified or rescinded as of the date hereof.

IN WITNESS WHEREOF, I have subscribed my name this 12th day of December, 2008.

/s/ Lisa Kim Pai
LISA KIM PAI
Secretary